

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2009

<u>**Via U.S. Mail and Fax (918) 574-7003**</u>
Mr. John D. Chandler
Chief Financial Officer
Magellan Midstream Partners, L.P.
P.O.Box 22186
Tulsa, OK 74121-2186

    Re:    Magellan Midstream Partners, L.P.
           Form 10-K for the Fiscal Year Ended December 31, 2007
           Filed February 28, 2008

           Form 10-Q for the Quarterly Period Ended September 30, 2008
           Filed November 3, 2008
           File No. 1-16335

Dear Mr. Chandler:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     /s/ Brad Skinner for CW

                     Chris White
                     Branch Chief